Exhibit 12

Cytec Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,

	2002	2001	2000

Earnings before income taxes, equity in earnings of associated companies and extraordinary item	$104.1	$101.0	$256.1
Add:
Distributed income of associated companies	0.6	2.4	4.1
Amortization of capitalized interest	0.3	0.2	0.2
Fixed charges	26.5	27.0	33.0
Less:
Capitalized interest	(1.0)	(0.7)	(0.5)

Earnings as adjusted	$130.5	$129.9	$292.9
Fixed charges:
Interest on indebtedness including amortized premiums, discounts and deferred financing costs	$22.9	$23.4	$29.1
Portion of rents representative of the interest factor	3.6	3.6	3.9

Fixed charges:	$26.5	$27.0	$33.0

Ratio of earnings to fixed charges	4.9	4.8	8.9